CONFIDENTIAL TREATMENT REQUESTED BY CHS INC.

Portions of this letter have been omitted pursuant to a request for confidential treatment under 17 CFR § 200.83 and have been marked as “[***Redacted***]” to indicate where omissions have been made. The confidential material has been submitted separately to the Securities and Exchange Commission.

January 29, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention:    Ms. Melissa Raminpour
Ms. Beverly A. Singleton

Re:    CHS Inc.
Form 10-K for the Year Ended August 31, 2014
Filed November 5, 2014
File No. 1-36079

Ladies and Gentlemen:

The following are the responses of CHS Inc. (referred to herein as “CHS,” “we,” “our” or “us”) to the staff (the “Staff”) of the Securities and Exchange Commission’s January 14, 2015 Comment Letter with respect to the Annual Report on Form 10-K referenced above (the “Comment Letter”).

For reasons of business confidentiality, these responses are accompanied by CHS’s request for confidential treatment of selected portions thereof pursuant to Rule 83 of the Rules of Practice of the Securities and Exchange Commission (17 CFR § 200.83).

To assist in your review, we have retyped the Staff’s comments (displayed in italics) below, with our responses set forth immediately below the Staff’s comments.

Form 10-K for the Year Ended August 31, 2014

Financial Statements

Note 4. Investments, page F-11

1.
We note the disclosure that you recognized a gain of $109.2 million on the transaction involving the formation of Ardent Mills LLC and your contribution of the investments in and assets of Horizon Milling, LLC and Horizon Milling, ULC, and the CHS-owned mills to Ardent Mills LLC to Ardent

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Mills LLC. Please provide us with your detailed computation of the gain amount and the accounting literature you considered in recording the gain.

CHS RESPONSE:

After evaluating the Ardent Mills LLC (“Ardent Mills”) arrangement to determine the proper accounting, we concluded that accounting for the transaction as: 1) the contribution of an equity method investment in exchange for another equity method investment at fair value pursuant to Accounting Standards Codification (“ASC”) Topic 860, Transfers and Servicing of Financial Assets; and 2) the partial sale/contribution of real estate assets under ASC Topic 360, Property, Plant and Equipment was appropriate. Our detailed calculation of the $109.2 million gain is included as Appendix A.

Background:

In exchange for the acquired 12% equity ownership stake in Ardent Mills and $123 million of cash, CHS contributed two distinct groups of assets: 1) our equity method investment in Horizon Milling (comprised of investments in Horizon Milling, LLC and Horizon Milling, ULC, which represented a 24% interest in the overall business collectively referred to herein as “Horizon Milling”); and 2) certain milling assets (i.e., fixed assets) that we owned and leased to Horizon Milling for use in its operations. We considered the following facts:

1)
CHS could have continued to lease the additional fixed assets to Ardent Mills in the same manner that it did for Horizon Milling – the actual transfer of those assets to Ardent Mills was not necessary to achieve the goals of the Ardent Mills project.

2)	Horizon Milling and its wheat milling operations are a critical component of the Ardent Mills entity itself, and represented our primary contribution to the venture.

Discussion/Analysis:

We determined that the contributions to Ardent Mills within the boundaries of the Master Agreement relating thereto (the “Master Agreement”) should be accounted for based on the accounting literature that governs each.

The total consideration received (cash and equity in Ardent Mills) was allocated on a relative fair value basis in determining the accounting for each contribution. See Appendix A for a detailed calculation of this allocation.

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Contribution of Horizon Milling Investment

We considered the possibility that the contribution of an equity method investment in exchange for another equity method investment should be accounted for as a nonmonetary exchange in accordance with ASC Topic 845, Nonmonetary Transactions. However, ASC 845-10-15-4 specifically excludes from its scope “the transfer of a financial asset within the scope of Section 860-10-15.” Further, ASC 845-10-55-2 provides the following illustration outlining the appropriate accounting treatment for different types of transfers:

55-2 The following table summarizes the guidance contained in this Subtopic.

<table>
<tr><th></th><th></th><th colspan="3">ASSET RECEIVED</th></tr>
<tr><th></th><th></th><th>Investment accounted for by the equity method</th><th>Controlled asset or group of assets that does not meet the definition of a business</th><th>Controlled group of assets that meets the definition of a business</th></tr>
<tr><td rowspan="3">ASSET GIVEN UP</td><td>Investment accounted for by the equity method</td><td>A transfer of an equity method investment should be accounted for under the provisions of Topic 860.</td><td>A transfer of an equity method investment should be accounted for under the provisions of Topic 860.</td><td>Fair value (Topic 805)</td></tr>
<tr><td>Controlled asset or group of assets that does not meet the definition of a business</td><td>If the transfer is accounted for at fair value, see paragraph 845-10-30-25A</td><td>If the contract is with a customer and within the scope of Topic 606, apply Topic 606.

If the contract is not within the scope of Topic 606, evaluate if the transaction is within the scope of Subtopic 610-20. If so, apply Subtopic 610-20.

If the contract is not within the scope of Subtopic 610-20 and is within the scope of Topic 845, apply Topic 845.

Otherwise, apply other GAAP.</td><td>Fair value (Topic 805)</td></tr>
<tr><td>Controlled group of assets that meets the definition of a business</td><td colspan="2">If the controlled group of assets that meets the definition of a business is (1) a conveyance of oil and gas mineral rights, apply Subtopic 932-360, or (2) an in substance nonfinancial asset, apply Subtopic 610-20. Otherwise, apply Subtopic 810-10.</td><td>Fair value (Topic 805)</td></tr>
</table>

The guidance contained in the upper-left box confirmed that the exchange of one equity method investment for another equity method investment should be accounted for under ASC Topic 860, Transfers and Servicing of Financial Assets. Ardent Mills is a substantive legal entity with significant operations beyond the equity interests in Horizon.

ASC 860-10-40-5 states that a transfer of an entire financial asset (in this case an equity method investment in Horizon Milling), a group of entire financial assets, or a participating interest in an entire financial asset

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in which the transferor surrenders control over those financial assets is accounted for as a sale if and only if all of the following conditions are met:

•	The transferred financial assets have been isolated from the transferor — put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership.

•
Each transferee has the right to pledge or exchange the assets (or beneficial interests) it received, and no condition both constrains the transferee (or third-party holder of its beneficial interests) from taking advantage of its right to pledge or exchange the asset and provides more than a trivial benefit to the transferor.

•
The transferor, its consolidated affiliates included in the financial statements being presented or its agents do not maintain effective control over the transferred financial assets or third-party beneficial interests related to those transferred assets.

Pursuant to the Ardent Mills transaction, the equity interests in Horizon Milling were fully transferred to Ardent Mills, which subsequently has the legal right to pledge or exchange the Horizon Milling assets. Additionally, we do not maintain effective control over the contributed Horizon Milling business as our control is limited to our proportional interest in Ardent Mills (12%), which does not rise to the level of control.

ASC 860-20-40 goes on to describe the accounting for the transfer of a financial asset that qualifies as a sale, stating:

860-20-40-1B Upon completion of a transfer of an entire financial asset or a group of entire financial assets that satisfies the conditions in paragraph 860-10-40-5 to be accounted for as a sale, the transferor (seller) shall:

a.	Derecognize the transferred financial assets

b.	Apply the guidance in paragraphs 860-20-25-1 and 860-20-30-1 on recognition and measurement of assets obtained and liabilities incurred in the sale

c.	Recognize in earnings any gain or loss on the sale

ASC 860-20-30-1 goes on to specify (emphasis added):

30-1 The transferor shall initially measure at fair value any asset obtained (or liability incurred) and recognized under paragraph 860-20-25-1.

Therefore, in applying the ASC 860 model for transfers of financial assets, we:

a.	Derecognized our existing equity method investment in Horizon Milling (based on current carrying value);

b.	Recognized the equity method investment in Ardent Mills obtained at fair value; and

c.	Recognized in earnings the difference between the two values as a gain on the sale.

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As a result, we recognized a $91 million gain on the contribution of our 24% investment in Horizon Milling to Ardent Mills. See Appendix A for a detailed calculation of this gain.

Contribution of Additional Property, Plant and Equipment

The additional property, plant and equipment that CHS contributed to Ardent Mills was made up of land, buildings and equipment used for wheat milling operations (collectively referred to herein as “milling assets”). ASC Topic 360-20, Real Estate Sales applies to all sales of real estate with property improvements or integral equipment that cannot be removed and used separately from the real estate without incurring significant costs. For example, improvements made to land so that the land can be used for waste disposal (i.e., a landfill) cannot be separated from the land. Other examples of property improvements or integral equipment that would be subject to ASC Topic 360-20 include office buildings, manufacturing facilities, power plants and refineries. The wheat milling assets contributed by CHS fall in line with this broad definition of real estate.

Certain criteria must be met in order to recognize a gain in connection with a sale of real estate. ASC 360-20-40-5 provides these criteria, stating:

40-5 Profit on real estate sales transactions shall not be recognized by the full accrual method until all of the following criteria are met:

a.	A sale is consummated (see the following paragraph).

b.	The buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property (see paragraphs 360-20-40-9 through 40-24).

c.	The seller’s receivable is not subject to future subordination (see paragraph 360-20-40-25).

d.
The seller has transferred to the buyer the usual risks and rewards of ownership in a transaction that is in substance a sale and does not have a substantial continuing involvement with the property (see paragraph 360-20-40-26).

Profit on a sale of a partial interest in real estate shall be subject to the same criteria for profit recognition as a sale of a whole interest.

We evaluated the criteria above as follows:

Consummation of a Sale

We determined that the sale of assets was consummated upon the closing of the transaction in May 2014, as opposed to an earlier date such as March 2013 when the Master Agreement was executed. This determination was made in accordance with the guidance in ASC 360-20-40-7 which requires that: 1) the parties are bound by the terms of a contract; 2) all consideration has been exchanged; 3) any permanent financing for which the seller is responsible has been arranged; and 4) all conditions precedent to closing have been performed.

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Buyer’s Initial and Continuing Investments

We evaluated the guidance in ASC 360-20-40-9 through 40-24 and determined that the cash and equity shares received from Ardent Mills upon closing were adequate compensation for the assets sold.

Seller’s Receivable Not Subject to Future Subordination

Upon closing, Ardent Mills and CHS exchanged the agreed-upon assets and consideration. There were no further receivables subject to potential future subordination.

Transfer of Risks and Rewards/Continuing Involvement

ASC 360-20-40-37 through 40-64 provide indicators of potential continuing involvement with real estate assets that may lead to a conclusion that the risks and rewards of ownership have not transferred from a seller to a buyer. We evaluated these indicators and determined that no prohibited forms of continuing involvement existed. However, due to the fact that CHS retained an equity investment in the transaction, it was determined that the transaction should be considered a partial sale of real estate. ASC 360-20-40-46 states (emphasis added):

40-46 A sale is a partial sale if the seller retains an equity interest in the property or has an equity interest in the buyer. Profit (the difference between the sales value and the proportionate cost of the partial interest sold) shall be recognized at the date of sale if all of the following conditions are met:

a.	The buyer is independent of the seller.

b.	Collection of the sales price is reasonably assured (see paragraph 360-20-40-4).

c.	The seller will not be required to support the operations of the property or its related obligations to an extent greater than its proportionate interest.

As mentioned above, because the overall transaction resulted in CHS owning 12% of the equity of Ardent Mills, the sale of our milling assets to Ardent Mills was considered a partial sale, with CHS essentially retaining a 12% ownership stake in those assets. Consequently, the gain on the transaction was limited to the profit on the 88% interest that was transferred.

As a result, we recognized a $17 million gain on the sale of our milling assets to Ardent Mills related to the 88% outside interest that was sold, in accordance with ASC 360-20-40-47. The gain of approximately $2 million associated with our 12% retained equity interest was not recognized and will be accounted for as a basis difference associated with our equity method investment. See Appendix A for a detailed calculation of this gain.

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Conclusion:

Per the analysis summarized above, we accounted for the Ardent Mills transaction as follows:

1.
We recorded the contribution of our equity method investment in Horizon Milling as the transfer/sale of a financial asset in accordance with ASC Topic 860, recording a gain for the difference between the carrying value of the Horizon Milling investment and the fair value of cash and equity consideration received.

2.
We recorded the contribution of certain wholly-owned real estate assets as a partial sale in accordance with ASC 360-20-40-46 and 40-47, reducing the amount of the up-front gain recognized in proportion to our retained 12% investment in the equity of Ardent Mills (the buyer).

2.
In addition, we note that with your 12% interest in Ardent Mills LLC you hold one of the five board seats. Please provide us with your analysis of why you do not hold substantive participating rights, liquidating rights, or kick out rights requiring consolidation of this investment. Please refer to ASC 810-10-25-11 to 12, ASC 810-20-25-13, and ASC 810-20-25-8.

CHS RESPONSE:

We have evaluated the guidance in ASC 810-10, Consolidation – Overall and the guidance in ASC 810-20, Control of Partnerships and Similar Entities as part of our consolidation analysis with respect to Ardent Mills. We determined that we do not have substantive participating rights, liquidation rights or kick-out rights that would require us to consolidate the entity.

Background:

Ardent Mills is the result of an agreement between CHS, Cargill Incorporated (“Cargill”) and ConAgra Foods, Inc. (“ConAgra”) to form a wheat milling venture through the contributions of existing wheat milling assets and businesses to a newly-formed limited liability company. Following the closing of the transaction in May 2014, Cargill and ConAgra each owned and continue to own 44% of Ardent Mills’ equity, while CHS owned and continues to own 12%. The Board of Shareholders of Ardent Mills consists of two Cargill appointees, two ConAgra appointees, and one CHS appointee for a total of five members. The Boards of Managers of each operating entity of Ardent Mills operates under the direction of the Board of Shareholders and manages the business activities and operations of the applicable Ardent Mills operating entity. Each Board of Managers of consists of seven representatives – three from Cargill, three from ConAgra, and one from CHS.

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Discussion/Analysis:

In our accounting evaluation, we considered whether, despite being limited to a 12% voting interest in Ardent Mills, the existence of any significant noncontrolling rights would lead to a conclusion that we should consolidate the Ardent Mills entity.

We considered the guidance in ASC 810-10-25-11, and the similar guidance in ASC 810-20-25-13, which discusses substantive participating rights and how the existence of such rights can overcome the presumption that consolidation aligns with majority voting rights. This guidance specifically references rights such as: 1) the ability to select, terminate, and set compensation of management responsible for implementing an entity’s policies and procedures; and 2) the ability to establish operating and capital decisions of an entity in the ordinary course of business. Under the agreements governing Ardent Mills, all such management powers are shared proportionately at the Board levels. There are no means by which we can unilaterally assert our will on these matters via separately held rights or powers unique to CHS. Our influence is limited to our voting interests.

We also considered whether the existence of any substantive kick-out rights may result in our consolidation of Ardent Mills despite our lack of a voting majority. ASC 810-20-25-8 emphasizes that the determination of whether kick-out rights are substantive should be based on a consideration of all relevant facts and circumstances, and goes on to describe certain characteristics of substantive kick-out rights. Because we do not have direct or indirect rights to unilaterally remove any of the other shareholders of Ardent Mills or members of any of the Boards of Managers, we determined that we do not have kick-out rights and that we should not consolidate Ardent Mills given our lack of voting control.

Similarly, we have no means to unilaterally force a liquidation of the Ardent Mills entity or to cause it to enter bankruptcy or other receivership and thus have no reason to overcome our presumption of non-consolidation with respect to our lack of voting control.

Conclusion:

After considering the applicable accounting guidance as discussed above, we believe we appropriately concluded that we do not have substantive participating rights, liquidation rights or kick-out rights that would require us to consolidate the entity. Therefore, we have accounted for our investment in Ardent Mills as an equity method investment under ASC Topic 323, Investments – Equity Method and Joint Ventures due to our ability to exercise significant influence through our ability to appoint a member of the Board of Shareholders and each Board of Managers.

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3.
Please explain to us why and confirm that summarized financial information pursuant to Rule 4-08(g) of Regulation S-X and ASC 323-10-50-3-c is not required to be disclosed as pertaining to your significant equity method investees.

CHS RESPONSE:

The guidance in Rule 4-08(g) of Regulation S-X and in ASC 323-10-50-3c requires the disclosure of summarized financial information for our equity method investees, individually or in aggregate, if those investments are significant with respect to our consolidated financial statements. We consider this guidance as part of our reporting process and have determined that our equity method investments, individually and in the aggregate, do not meet the Regulation S-X thresholds for significance. Consequently, in accordance with the previously discussed guidance we do not to disclose summarized financial information for these investees.

Discussion/Analysis:

Regulation S-X requires the disclosure of summarized financial information if an individual equity method investee, or all equity method investees in the aggregate, meets any of the following thresholds:

1.	Our investment in the investee(s) is greater than 10% of our total assets.

2.	Our proportionate share of the total assets of the investee(s) is greater than 10% of our total assets.

3.	Our proportionate share of the income before income taxes of the investee(s) is greater than 10% of our consolidated income before income taxes.

The following tables present the results of this quantitative analysis for the respective fiscal years ended August 31 (for income measures), and as of August 31 of the respective years (for balance sheet measures):

CHS Consolidated Financial Information:

(Dollars in thousands)	2014	2013	2012
Income before income taxes	$1,131,303	$1,085,994	$1,416,571
Total assets	15,146,979	13,504,270

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Significance Tests:

(Dollars in thousands)	2014	2013	2012
CHS share of equity method investees’ pretax income*	$109,287	$99,778	$103,485
As a % of total pretax income	9.7%	9.2%	7.3%
CHS investments in equity method investees	799,223	647,052
As a % of total assets	5.3%	4.8%
CHS share of equity method investees’ assets	1,299,283	970,636
As a % of total assets	8.6%	7.2%
*These amounts were calculated in accordance with the guidance provided by Rule 1-02(w) of Regulation S-X (computational note), such that for the purposes of the calculation, entities reporting losses were not aggregated with entities reporting income.

As the table above illustrates, our aggregate equity method investments do not meet the 10% threshold for any of the prescribed metrics for any of the years presented in our Annual Report on Form 10-K for the year ended August 31, 2014.

Conclusion:
In preparing our financial statements we considered the guidance relating to disclosures around significant equity method investees. Individually or in the aggregate, our equity method investments do not meet any of the thresholds provided by Regulation S-X. As a result, summarized financial information for our investees is not required, either individually or collectively. We will continue to regularly monitor and consider the applicable guidance as part of our reporting process and make the appropriate disclosures if and when our aggregate equity method investments meet the associated threshold for significance.

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CLOSING:

This letter also acknowledges that:

•	CHS Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	CHS Inc. may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We welcome any questions you may have and thank you for your attention to our filings. We request that should you require further clarification or additional information, please direct any questions or comments regarding the foregoing to the undersigned.

Very truly yours,

CHS Inc.

/s/ Timothy N. Skidmore

Timothy Skidmore
Executive Vice President and Chief Financial Officer

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APPENDIX A

[***Redacted***]

Certain information on this page, denoted as “[***Redacted***],” has been omitted and submitted separately to the Securities and Exchange Commission. Confidential treatment under 17 CFR § 200.83 has been requested with respect to the omitted portions.

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